UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 13, 2018

HAYMAKER ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38254	82-1329677
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

650 Fifth Avenue, Floor 10 New York, New York	10019
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 616-9600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

Registration Statement/Proxy Statement

On November 13, 2018, OneSpaWorld Holdings Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas (“OSW Holdings”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) in connection with a proposed business combination pursuant to which, among other things, OSW Holdings will acquire Haymaker Acquisition Corp., a Delaware corporation (“Haymaker”) and the “OneSpaWorld” business of Steiner Leisure Limited (the “Business Combination”) in accordance with the terms of that certain Business Combination Agreement, dated as of November 1, 2018 (the “Transaction Agreement”), by and among Haymaker, OSW Holdings and the other parties thereto. A copy of the Transaction Agreement was attached as Exhibit 2.1 to Haymaker’s Current Report on Form 8-K filed with the SEC on November 1, 2018.

The Registration Statement, which constitutes a preliminary prospectus of OSW Holdings, includes a preliminary proxy statement of Haymaker. The Registration Statement has not yet been declared effective by the SEC. The Registration Statement is available on the SEC’s EDGAR system, and may be accessed at www.sec.gov.

Updated Investor Presentation

Prior to filing the Registration Statement, the annual financial statements of OneSpaWorld were audited in accordance with the standards set forth by the American Institute of Certified Public Accountants (“AICPA”), rather than the standards set forth by the Public Company Accounting Oversight Board (“PCAOB”). In connection with the preparation of the Registration Statement and in anticipation of becoming a publicly-traded company, the annual financial statements of OneSpaWorld were reaudited in accordance with the standards set forth by the PCAOB. Both sets of annual financial statements were prepared in accordance with Generally Accepted Accounting Principles.

As a result of the PCAOB audit, there are certain differences in the annual financial statements included the Registration Statement (based on the PCAOB audit) as compared to the annual financial information included the investor presentation (based on the AICPA audit), which was previously furnished to the Securities and Exchange Commission on November 1, 2018 as Exhibit 99.2 to Haymaker’s Current Report on Form 8-K. Haymaker expects to file an updated investor presentation, which will include annual financial information giving effect to the PCAOB audit and reconcile to the annual financial information included in the previous investor presentation.

Additional Information and Where to Find It

The Registration Statement includes a preliminary prospectus with respect to the securities OSW Holdings will issue in connection with the Business Combination and a preliminary proxy statement of Haymaker in connection with the Business Combination. Haymaker will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. Investors and security holders of Haymaker are advised to read the proxy statement/prospectus in connection with Haymaker’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction (and related matters) because the proxy statement/prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. The definitive proxy statement/prospectus will be mailed to stockholders of Haymaker as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Haymaker Acquisition Corp., 650 Fifth Avenue, Floor 10, New York, New York 10019.

Participants in the Solicitation

Haymaker, the Seller Representative (as defined in the Transaction Agreement), OSW Holdings, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Haymaker’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Haymaker’s directors and officers in Haymaker’s filings with the SEC, including Haymaker’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 30, 2018, and the Registration Statement filed by OSW Holdings, which includes the proxy statement of Haymaker for the proposed transaction.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in The Bahamas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAYMAKER ACQUISITION CORP.

By:	/s/ Christopher Bradley
Name:	Christopher Bradley
Title:	Chief Financial Officer

Date: November 14, 2018